[Letterhead of Team Sports Entertainment, Inc.]

April 17, 2003

Attention: Richard K. Wulff

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Team Sports Entertainment, Inc.

Request for Withdrawal of Registration Statement on Form SB-2

(File No. 333-76212) Filed on January 2, 2002

Dear Mr. Wulff:

Team Sports Entertainment, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form SB-2 (File No. 333-76212), filed with the Commission on January 2, 2002 (together with all exhibits, the “Registration Statement”), pursuant to Rule 477 under the Securities Act of 1933, as amended.

No securities were sold in connection with any offering contemplated by the Registration Statement.

The Registration Statement has not been declared effective by the Commission.

The intent of the Registration Statement was to register up to 44,756,500 shares of the Company’s common stock owned by certain selling shareholders (“Selling Shareholders”), including 30,268,000 shares of the Company’s common stock owned by the Selling Shareholders and 14,488,500 shares of the Company’s common stock issuable upon the exercise of related warrants owned by the Selling Shareholders. The Company has determined that it is not in the best interests of the Company to proceed with the Registration Statement at the present time. Accordingly, the Company has filed this request for withdrawal of its Registration Statement on Form SB-2.

Sincerely, TEAM SPORTS ENTERTAINMENT, INC.

By:	/s/ CHARLES J. BRADSHAW
Charles J. Bradshaw Chief Executive Officer